UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event Reported): July 12, 2021

Superconductor Technologies Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	0-21074	77-0158076
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

15511 W State Hwy 71, Suite 110-105, Austin, TX 78738

(Address of Principal Executive Offices) (Zip Code)

(512) 650-7775

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)) [ ]

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001	SCON	OTCQB

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company [  ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Item 1.01. Entry into a Material Definitive Agreement.

On July 12, 2021, Superconductor Technologies, Inc. (the “Company,” “STI” or “we”) amended the Amended and Restated Agreement and Plan of Merger dated as of June 11, 2021 by and among STI, AIU Special Merger Company, Inc., a Delaware corporation and wholly-owned subsidiary of STI (“Merger Sub”), and Allied Integral United, Inc., a Delaware corporation that conducts its business as Clearday (“Clearday”), to provide that the board of directors of STI effective upon the proposed merger will include six directors each of whom is designated by Clearday.

Item 7.01. Regulation FD Disclosure.

On July 14, 2021, we issued a press release announcing that the joint proxy and consent solicitation statement/prospectus (the “Proxy”) filed in connection with the previously announced Merger was supplemented to reflect certain matters, including (1) a move of the record date and the date for the special meeting of the stockholders to July13, 2021 and August 10, 2021, respectively, and (2) to clarify the effect of the proposed reverse stock split and issuance of True Up Shares as described in the Proxy. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1, and the information therein is incorporated herein by reference.

The information contained in this Item 7.01 and Exhibit 99.1 included with this Current Report on Form 8-K, is being furnished pursuant to Item 7.01 and shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that Section, nor shall such information be deemed to be incorporated by reference in any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise stated in such filing.

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended) concerning Superconductor, Clearday, the proposed Merger, and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Superconductor, as well as assumptions made by, and information currently available to, management. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the proposed Merger are not satisfied, including the failure to obtain stockholder approval for the proposed Merger in a timely manner or at all; uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of Superconductor and Clearday to consummate the Merger; risks related to Superconductor’s ability to correctly estimate and manage its operating expenses and its expenses associated with the proposed Merger pending closing; risks related to Superconductor’s likely need to file for bankruptcy if the Merger is not timely approved and consummated; risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed Merger; risks associated with the possible failure to realize certain anticipated benefits of the proposed Merger, including with respect to future financial and operating results; the ability of Superconductor or Clearday to protect their respective intellectual property rights; competitive responses to the Merger and changes in expected or existing competition; unexpected costs, charges or expenses resulting from the proposed Merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger; regulatory requirements or developments; changes in capital resource requirements; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Superconductor’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. Superconductor can give no assurance that the conditions to the Merger will be satisfied. Except as required by applicable law, Superconductor undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information Will be Filed with the SEC

In connection with the proposed Merger, Superconductor has filed relevant materials with the SEC, including a registration statement on Form S-4 that contains a combined proxy statement/prospectus/information statement. INVESTORS AND STOCKHOLDERS OF SUPERCONDUCTOR AND CLEARDAY ARE URGED TO READ THESE MATERIALS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CLEARDAY, SUPERCONDUCTOR, THE MERGER AND RELATED MATTERS. Investors and stockholders can obtain free copies of the proxy statement, prospectus and other documents filed by Superconductor with the SEC through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders can obtain free copies of the proxy statement, prospectus and other documents filed by Superconductor with the SEC by contacting Superconductor by mail at Superconductor Technologies Inc., 9101 15511 W State Hwy 71, Suite 110-105 Austin, TX 78738, (512) 650-7775, Attention: Corporate Secretary. Investors and stockholders are urged to read the proxy statement, prospectus and the other relevant materials before making any voting or investment decision with respect to the Merger.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Superconductor and its directors and executive officers and Clearday and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Superconductor in connection with the Merger. Information regarding the special interests of these directors and executive officers in the Merger is included in the proxy statement/prospectus/information statement referred to above. Additional information about Superconductor’s directors and executive officers is included in Superconductor’s definitive proxy statement filed with the SEC on October 10, 2020. These documents are available free of charge at the SEC website (www.sec.gov) and from the Corporate Secretary of Superconductor at the address above.

Item 9.01. Financial Statements and Exhibits.

Exhibit
No.	Description
2.1	Amendment No. 1, dated as of July 12, 2021, to the Amended and Restated Agreement and Plan of Merger, by and among Superconductor Technologies Inc., AIU Special Merger Company, Inc. and Allied Integral United, Inc., dated June 11, 2021.

99.1	Press Release, dated July 14, 2021, issued by Superconductor Technologies Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Superconductor Technologies Inc.

Date: July 14, 2021	By:	/s/ Jeffrey Quiram
Jeffrey Quiram
Chief Executive Officer